Results of a Special Meeting of Shareholders
On October 21, 2005, a Special Meeting of Shareholders was held to approve a new management agreement for Intermediate Muni Fund, Inc. The following table provides the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to this matter at the Special
Meeting of Shareholders.

Item Voted On  Votes For Votes Against  Abstentions Broker Non-Votes
New Management
Agreement      6,967,405    302,380       172,943	0